

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

> **Re: Classover Holdings, Inc.**
> **Class Over Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-4**
> **Submitted August 27, 2024**
> **CIK No. 0002022308**

Dear Fanghan Sui and Hui Luo:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-4 submitted August 27, 2024

Letter to Shareholders, page 4

1. Please relocate the tabular disclosure of sponsor compensation so that it is provided in the prospectus summary. Refer to Item 1604(b)(4) of Regulation S-K. Rather than including

the full tabular disclosure in the letter to stockholders, revise to state succinctly the amount of compensation received or to be received by each SPAC sponsor, the amount of securities issued or to be issued to each SPAC sponsor, and the price paid or to be paid for such securities. State whether this compensation and securities issuances may result in material dilution of the equity interests of non-redeeming shareholders, and prominently cross-reference your relocated sponsor compensation table. Refer to Item 1604(a)(3) of Regulation S-K.

2. Please enhance and expand your tabular disclosure of sponsor compensation and securities issued to the sponsors to show, via separate line items under each of the IPO Sponsor and Camel Bay, each element of compensation received or to be received and each set of securities issued or to be issued to such sponsors, as well as the price paid or to be paid for such securities. In this regard, we note that your table aggregates what is currently outstanding as securities to be issued and as compensation to be paid, but the table should depict all prior compensation and securities issuances as well. For example, the tabular disclosure should demonstrate the previous loans evidenced by promissory notes issued to the IPO Sponsor, as well as the IPO Sponsor's previous BFAC Warrant holdings. We further note that you state that amounts received by the IPO Sponsor pursuant to the Administrative Services Agreement may be considered compensation at page 121, but do not acknowledge such amounts in the table. In making your revisions, please disclose the price paid by Camel Bay for its founder shares. Lastly, with respect to the Merger Consideration Pubco Shares to be issued to the IPO Sponsor and Camel Bay, please revise to disclose the consideration value per share and the consideration value on an aggregate basis for each party.

Questions and Answers About the BFAC Shareholder Proposals
Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 23

3. Please tell us your calculations of the following measures disclosed in your anticipated ownership of Pubco upon completion of the Business Combination table on page 24:
   - Pro forma book value amounts under the 25% and 75% redemption assumptions.
   - Dilution in Book Value Per Share to Class A Public Shareholders at Closing as Compared to Initial Public Offering Price of $10 per Share measures under all redemption assumptions.
   - Dilution in Book Value Per Share to Class A Public Shareholders at Closing as Compared to Redemption Price of $11.24 per Share as of June 30, 2024 measures under all redemption assumptions.

Summary of the Proxy Statement/Prospectus
BFAC, page 34

4. We note that BFAC, IPO Sponsor, Pala and Camel Bay entered into a share purchase agreement on January 16, 2024. Please revise to discuss in greater detail the specific amounts paid by Camel Bay under this agreement for the various share purchases versus the cancelation of certain outstanding BFAC securities (i.e. warrants and notes). In this regard, we note that its unclear the amount paid by Camel Bay for the 4,193,695 Founder Shares versus the extinguishment of outstanding promissory notes.

Risk Factors
Risks Related to the Company's Business and Pubco After the Business Combination
The Pubco Charter will provide, subject to limited exceptions, that the Court of Chancery..., page 62

5.   We note your response to prior comment 8. Please further revise your disclosure to reflect that paragraph B of Article Ninth of the Amended and Restated Certificate of Incorporation of Classover Holdings, Inc. included as Annex B provides for a federal district court exclusive forum provision for claims arising under the Securities Act. Such provision is inconsistent with your statement that "the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction" for actions brought under the Securities Act. Make conforming revisions where the exclusive forum provisions of Pubco's charter are discussed at page 194.

Proposal No 1: The Business Combination Proposal
Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 83

6.   We note your response to prior comment 36. Please revise and restructure the dilution table so that it shows via separate sets of line items: (1) the nature and amount of each adjustment to net tangible book value as of the most recent balance sheet date filed to arrive at the adjusted net tangible book value used to calculate net tangible book value per share, as adjusted and (2) each adjustment to the number of shares used to calculate net tangible book value per share, as adjusted. Further revise so that the table shows, at each redemption level, a single net tangible book value per share, as adjusted, determined pursuant to Item 1604(c) of Regulation S-K, as well as the difference between such net tangible book value per share, as adjusted, and the IPO price and the Equalizing Company Value. In this regard, the table is unclear by showing a separate NVPS for each dilution source.

7.   As requested in prior comment 36, please describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please tell us and disclose why it is appropriate to present the issuances of shares under 2024 Incentive Plan and for the exercise of BFAC public warrants as sources of dilution in your calculation of net tangible book value per share, as adjusted. Please also tell us your consideration of including the issuance of 975,000 ordinary shares to advisors at the Closing and the transaction expenses to be incurred in connection with the Business Combination in the determination of your net tangible book value per share, as adjusted, as of the most recent balance sheet date. Additionally, please enhance your disclosure outside the table to describe each material potential source of future dilution that does not rise to the level of a "material probable or consummated transaction" and thus is not included in the dilution table. For example, we note your disclosure on page 35 regarding certain outstanding promissory note amounts to Camel Bay that may be converted into BFAC warrants upon the consummation of the Business Combination. Refer to Item 1604(c) of Regulation S-K.

8.   Refer to footnotes (1) through (4). It appears your adjusted net tangible book value per share measures under all potential redemption levels are determined based on 5,170,599 public shares subject to possible redemption, which is inconsistent with the 3,683,125 public shares subject to possible redemption remained outstanding as of 6/30/2024 disclosed in the prospectus. Please revise to reconcile the difference.

Interests of BFAC's Directors and Officers and Others in the Business Combination, page 86

9.   We note your response to prior comment 10, particularly your statement that there are "no actual or potential material conflicts of interest between Class Over's officers or directors and the unaffiliated security holders of BFAC." As it appears that Stephanie Luo will serve as the Chief Executive Officer, Chairwoman, and controlling shareholder of Pubco following the business combination and will be issued common stock with higher voting power than that issued to public shareholders, please explain to us in greater detail your determination that there are no actual or potential material conflicts of interest involving the target company's officers and directors to be disclosed.

Background of the Business Combination, page 88

10.   We note your response to prior comment 14, as well as your added disclosure that Cohen & Company "is providing BFAC with advice relating to consummating the Business Combination." Please clarify, as you have with respect to RingRoad, whether Cohen & Company has provided the BFAC board with any report that would be considered a "report, opinion, or appraisal" within the meaning of Item 1607(a) of Regulation S-K. If so, please provide the information with respect to such report, opinion, or appraisal required by Items 1607(b) and (c) of Regulation S-K.

Recommendation of the BFAC Board and Reasons for the Business Combination, page 91

11.   We note your response to prior comment 13 and reissue in part. Include an affirmative statement as to whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of BFAC is required. Refer to Item 1606(c) of Regulation S-K.

Proposal 2: The Pubco Organizational Documents Advisory Proposal, page 98

12.   We note that a number of the sub-proposal descriptions state that certain provisions of Pubco's charter and bylaws, such as the inability of stockholders to act by written consent, will take effect only when "the holders of Pubco Class A Common Stock" no longer own a majority of voting power. However, the form of Pubco's amended and restated charter included as Annex B specifically states that such provisions will take effect "from and after the first date on which Hui Luo no longer beneficially owns more than 50% of the outstanding voting stock of the Corporation." Please revise here and elsewhere throughout the proxy statement/prospectus to reflect that the contingent charter provisions depend upon Luo's holdings.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page 106

13.   Please tell us why the BFAC Class A Ordinary shares are not converted into TOPCO
        Class B ordinary shares on an one-on-one basis in connection with the Business
        Combination.

Certain Material United States Federal Income Tax Considerations
Material U.S. Federal Income Tax Effects of the Business Combination, page 115

14.   Please revise or remove your statement that this section constitutes the opinion of counsel
        "solely with respect to the holders of BFAC Ordinary Shares." In this regard, the revised
        disclosure speaks to material tax consequences of the business combination to holders of
        both BFAC and Company securities, as well as BFAC, Pubco, and the Company, as
        required by Item 1605(b)(6) of Regulation S-K. Make conforming revisions to the short-
        form opinion filed as Exhibit 8.1. Additionally, in the question and answer related to
        material tax consequences at page 29, revise to acknowledge material consequences to
        BFAC, Pubco, and the Company, as you have done in this section. In this regard, we note
        that the question and answer speaks to consequences only to "U.S. Holder[s]."
        Alternatively, if the Graubard Miller tax opinion will be limited to the SPAC shareholders
        in this business combination, please provide a second tax opinion which covers the
        target's shareholders.

15.   While we note your response to prior comment 25, your statement beginning, "[i]f the
        Business Combination is treated as a reorganization within the meaning of Section 368(a)
        of the Code and/or a transaction governed by Section 351 of the Code..." continues to
        assume the tax consequence at issue, namely whether the business combination will
        qualify as a tax-free reorganization or otherwise qualify for tax-free treatment. Please
        remove this assumption and provide an opinion with respect to each material tax
        consequence of the transaction. Refer to Section III.C.3 of Staff Legal Bulletin No. 19. If
        there is a lack of authority directly addressing the tax consequences of the transaction,
        conflicting authority or significant doubt about the tax consequences of the transaction
        and tax counsel issues a "should" or "more likely than not" opinion with respect to this tax
        consequence, tax counsel should explain in additional detail why it cannot give a "will"
        opinion and describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of
        Staff Legal Bulletin No. 19. Make conforming revisions to the question and answer
        regarding material tax consequences at page 29.

Information About BFAC
SPAC Sponsors
Camel Bay, page 122

16.   Please disclose the natural person that controls the 100% interest of Camel Bay held by
        managing member Graham Wood, LLC.

Information About Classover, page 138

17.   We note your responses to prior comments 28 and 29, which suggest that you take the
        position that your "technology service agreements" with third-party platforms and service
        providers and your arrangement with your single marketing consulting customer "with a

term of one year" do not need to be filed as exhibits to the registration statement because they are not "long term." Please advise why these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K, which does not distinguish between long-term and short-term contracts. Alternatively, file such agreement(s) as exhibits to the registration statement.

Classover Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 159

18.   Please balance your disclosure of the target company's "rapid growth" by acknowledging the bottom line losses from operations and net losses for the periods discussed.

Report of Independent Registered Public Accounting Firm, page F-34

19.   Your auditor references to Classover Holdings, Inc.'s consolidated statements of operations, changes in stockholders' equity, and cash flows as of June 30, 2024 in the first paragraph of the audit report. Please have your auditor revise their report to identify the appropriate financial statements that have been audited. Refer to PCAOB AS 3101.08(b).

Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services